Exhibit 99.3

GIGAMEDIA LIMITED

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2015 AND 2016

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(With Report of Independent Registered Public Accounting Firm Thereon)

GIGAMEDIA LIMITED AND SUBSIDIARIES

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

GigaMedia Limited:

We have audited the accompanying consolidated balance sheets of GigaMedia Limited and subsidiaries (the “Company”) as of December 31, 2015 and 2016, and the related consolidated statements of operations, comprehensive loss, changes in equity, and cash flows for each of the years in the three year period ended December 31, 2016. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly in all material respects, the financial position of GigaMedia Limited and subsidiaries as of December 31, 2015 and 2016, and the results of their operations and their cash flows for each of the years in the three year period ended December 31, 2016 in conformity with U.S. generally accepted accounting principles.

/s/ KPMG

Taipei, Taiwan (the Republic of China)

April 26, 2017

GIGAMEDIA LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

DECEMBER 31, 2015 AND 2016

(in thousands of US dollars)

	December 31
	2015	2016
ASSETS
CURRENT ASSETS
Cash and cash equivalents (Note 8)	$71,432	$65,711
Marketable securities - current (Note 9)	4	3
Accounts receivable - net (Note 10)	1,246	871
Prepaid expenses	545	547
Restricted cash (Notes 8 and 15)	1,000	500
Other current assets (Note 11)	271	1,250
Total Current Assets	74,498	68,882
Equity investments (Note 13)	4,524	72
PROPERTY, PLANT AND EQUIPMENT (Note 14)
Land and buildings	1,100	—
Information and communication equipment	3,783	—
Office furniture and fixtures	166	—
Leasehold improvements	116	—
Other	—	7
	5,165	7
Less: Accumulated depreciation	(3,774)	—
	1,391	7
INTANGIBLE ASSETS - NET (Note 5)	88	—
OTHER ASSETS
Refundable deposits	272	245
Prepaid licensing and royalty fees (Note 6)	239	1,020
Other (Note 18)	183	101
TOTAL ASSETS	$81,195	$70,327

GIGAMEDIA LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS - (Continued)

DECEMBER 31, 2015 AND 2016

(in thousands of US dollars, except share data)

	December 31
	2015	2016
LIABILITIES & EQUITY
CURRENT LIABILITIES
Short-term borrowings (Note 15)	$6,093	$2,480
Accounts payable	320	266
Accrued compensation	759	210
Accrued expenses (Note 16)	3,037	3,828
Deferred revenue	1,750	1,868
Other current liabilities (Note 17)	1,523	346
Total Current Liabilities	13,482	8,998
NONCURRENT LIABILITIES
Accrued pension liabilities (Note 18)	—	—
Other (Notes 19 and 23)	1,722	1,671
Total Liabilities	15,204	10,669
EQUITY (Note 20)
GigaMedia Shareholders’ Equity:
Common shares, no par value, and additional paid-in capital; issued and outstanding 11,052 thousand shares in 2015 and 2016	308,745	308,754
Accumulated deficit	(220,419)	(226,485)
Accumulated other comprehensive loss	(22,335)	(22,611)
Total GigaMedia Shareholders’ Equity	65,991	59,658
COMMITMENTS AND CONTINGENCIES (Note 25)	—	—
TOTAL LIABILITIES AND EQUITY	$81,195	$70,327

The accompanying notes are an integral part of these consolidated financial statements.

GIGAMEDIA LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(in thousands of US dollars, except for earnings per share amounts)

	2014	2015	2016
OPERATING REVENUES
Asian online game and service revenues	$8,199	$8,545	$8,971
Other revenues	1,580	1,706	—
	9,779	10,251	8,971
COSTS OF REVENUES
Cost of Asian online game and service revenues	(6,010)	(7,018)	(4,138)
Cost of other revenues	(1,825)	(1,871)	—
	(7,835)	(8,889)	(4,138)
GROSS PROFIT	1,944	1,362	4,833
OPERATING EXPENSES
Product development and engineering expenses	(892)	(688)	(1,045)
Selling and marketing expenses	(6,708)	(8,655)	(5,513)
General and administrative expenses	(6,378)	(5,759)	(3,456)
Impairment loss on property, plant and equipment (Note 7)	(28)	(60)	(471)
Impairment loss on intangible assets (Note 7)	(115)	(5)	(57)
Impairment loss on prepaid licensing and royalty fees (Notes 6 and 7)	(1,259)	(4,187)	(1,386)
Termination of proposed acquisition (Note 3)	—	(2,000)	—
Other (Note 10)	(37)	(3)	(35)
	(15,417)	(21,357)	(11,963)
LOSS FROM OPERATIONS	(13,473)	(19,995)	(7,130)
NON-OPERATING INCOME (EXPENSES)
Interest income	682	333	302
Gain on sales of marketable securities (Notes 9 and 12)	8,621	19,939	—
Gain on disposal of property, plant and equipment - net (Note 14)	2	—	751
Interest expense	(243)	(182)	(81)
Foreign exchange loss, net	(556)	(397)	(301)
Equity in net losses on equity investments- net (Note 13)	(531)	(600)	(1,731)
Impairment loss on investments (Note 7)	—	(1,290)	—
Gain on sale of subsidiary and equity method investments (Note 4)	—	37	849
Other	435	(547)	126
	8,410	17,293	(85)
LOSS BEFORE INCOME TAXES	(5,063)	(2,702)	(7,215)
INCOME TAX BENEFIT (Note 23)	73	414	1,149
NET LOSS	(4,990)	(2,288)	(6,066)
LESS: NET LOSS (INCOME) ATTRIBUTABLE TO THE NONCONTROLLING INTERESTS	(165)	45	—
NET LOSS ATTRIBUTABLE TO SHAREHOLDERS OF GIGAMEDIA	$(5,155)	$(2,243)	$(6,066)
LOSS PER SHARE ATTRIBUTABLE TO GIGAMEDIA
Basic and Diluted:	$(0.48)	$(0.20)	$(0.55)
WEIGHTED AVERAGE SHARES USED TO COMPUTE LOSS PER SHARE ATTRIBUTABLE TO GIGAMEDIA SHAREHOLDERS (Note 2)
Basic	10,785	11,052	11,052
Diluted	10,785	11,052	11,052

The accompanying notes are an integral part of these consolidated financial statements.

GIGAMEDIA LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(in thousands of US dollars)

	2014	2015	2016
NET LOSS	$(4,990)	$(2,288)	$(6,066)
OTHER COMPREHENSIVE INCOME (LOSS) - NET OF TAX:
Unrealized gain on marketable securities	906	8,553	(1)
Realized gain on marketable securities reclassified into income	(8,621)	(19,939)	—
Defined benefit pension plan adjustment	—	—	(58)
Foreign currency translation adjustments	(171)	538	(217)
	(7,886)	(10,848)	(276)
COMPREHENSIVE LOSS	(12,876)	(13,136)	(6,342)
COMPREHENSIVE (INCOME) LOSS ATTRIBUTABLE TO THE NONCONTROLLING INTERESTS	(163)	45	—
COMPREHENSIVE LOSS ATTRIBUTABLE TO GIGAMEDIA SHAREHOLDERS	$(13,039)	$(13,091)	$(6,342)

The accompanying notes are an integral part of these consolidated financial statements.

GIGAMEDIA LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(in thousands of US dollars and shares, except per share amounts)

	GIGAMEDIA SHAREHOLDERS
	Common shares and additional paid-in capital		Accumulated	Accumulated other comprehensive	Noncontrolling
	Shares	Amount	deficit (Note 20)	loss (Note 21)	interest	Total
Balance as of January 1, 2014	10,145	$305,072	$(213,021)	$(3,603)	(147)	$88,301
Issuance of common shares from exercise of stock options and RSUs	907	3,593	—	—	—	3,593
Stock-based compensation	—	17	—	—	—	17
Liquidation of Dragongate Enterprises Ltd.					(6)	(6)
Net income (loss)	—	—	(5,155)	—	165	(4,990)
Other comprehensive loss	—	—	—	(7,884)	(2)	(7,886)
Balance as of December 31, 2014	11,052	308,682	(218,176)	(11,487)	10	79,029
Stock-based compensation	—	63	—	—	—	63
Deconsolidation of FingerRockz (Note 4)	—	—	—	—	35	35
Net loss	—	—	(2,243)	—	(45)	(2,288)
Other comprehensive loss	—	—	—	(10,848)	—	(10,848)
Balance as of December 31, 2015	11,052	308,745	(220,419)	(22,335)	—	65,991
Stock-based compensation	—	9	—	—	—	9
Net loss	—	—	(6,066)	—	—	(6,066)
Other comprehensive loss	—	—	—	(276)	—	(276)
Balance as of December 31, 2016	11,052	$308,754	$(226,485)	$(22,611)	—	$59,658

The accompanying notes are an integral part of these consolidated financial statements.

GIGAMEDIA LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(in thousands of US dollars)

	2014	2015	2016
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(4,990)	$(2,288)	$(6,066)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	306	294	162
Amortization	1,211	245	111
Stock-based compensation	21	65	9
Gain on sales of subsidiary and equity method investments	—	(37)	(849)
Impairment loss on property, plant and equipment	28	60	471
Impairment losses on intangible assets	115	5	57
Impairment losses on prepaid licensing and royalty fees	1,259	4,187	1,386
Bad debt expenses	37	3	35
Gains on disposals of property, plant and equipment - net	(2)	—	(751)
Gains on sales of marketable securities	(8,621)	(19,939)	—
Equity in net losses on equity investments - net	531	600	1,731
Impairment losses on marketable securities and investments	—	1,290	—
Deferred income tax benefits	—	(216)	(41)
Other	(306)	(11)	—
Net changes in:
Accounts receivable	692	47	341
Prepaid expenses	186	17	(12)
Other current assets	(260)	82	49
Accounts payable	(407)	(451)	(24)
Accrued expenses	848	(396)	1,071
Accrued compensation	416	(28)	(331)
Other current liabilities	(711)	(267)	(916)
Accrued pension liabilities / Prepaid pension assets	(215)	(64)	46
Prepaid licensing and royalty fees	(976)	(43)	(2,167)
Net cash used in operating activities	(10,838)	(16,845)	(5,688)
CASH FLOWS FROM INVESTING ACTIVITIES:
Cash dividends received from investees	247	—	1,438
Proceeds from disposals of marketable debt securities	18,692	42,583	—
Divestiture of business, net of cash transferred	—	(78)	(482)
Purchases of property, plant and equipment	(420)	(158)	(496)
Proceeds from disposals of property, plant and equipment	2	23	1,950
Proceeds from disposals of businesses, net of transaction costs	—	—	872
Purchases of marketable securities	(26,042)	—	—
Purchase of cost method investments	—	(1,000)	—
Purchases of intangible assets	(110)	(112)	(86)
Decrease in refundable deposits	3	27	27
Other	(7)	(111)	30
Net cash provided by (used in) investing activities	(7,635)	41,174	3,253

GIGAMEDIA LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS - (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(in thousands of US dollars)

	2014	2015	2016
CASH FLOWS FROM FINANCING ACTIVITIES:
Net proceeds from (repayments of) short-term borrowings	15,232	(12,281)	(3,722)
Cash received from the exercise of stock options	3,593	—	—
Other	—	—	(10)
Net cash provided by (used in) financing activities	18,825	(12,281)	(3,732)
Net foreign currency exchange differences on cash and cash equivalents	478	753	(54)
NET INCREASE (DECREASE) IN CASH, RESTRICTED CASH AND CASH EQUIVALENTS	830	12,801	(6,221)
CASH, RESTRICTED CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	58,801	59,631	72,432
CASH, RESTRICTED CASH AND CASH EQUIVALENTS AT END OF YEAR	$59,631	$72,432	$66,211
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Interest paid during the year	$237	$190	$83
Income tax paid (refunded) during the year	$(84)	$44	$46

The accompanying notes are an integral part of these consolidated financial statements.

GIGAMEDIA LIMITED AND SUBSIDIARIES

Notes To Consolidated Financial Statements

December 31, 2014, 2015 AND 2016

NOTE 1. Principal Activities, Basis of Presentation, and Summary of Significant Accounting Policies

(a) Principal Activities

GigaMedia Limited (referred to hereinafter as GigaMedia, our Company, we, us, or our) is a diversified provider of online and mobile games and cloud computing services, with headquarters in Taipei, Taiwan.

Our Asian online game and service business operates a suite of play-for-fun online games and provides related services, mainly targeting online and mobile game players across Asia, including Greater China and Southeast Asia.

Our cloud business aimed at providing an integrated platform of services and tools for medium-to-larger enterprises in Greater China to increase flexibility, efficiency and competitiveness, as well as in bidding for government contracts in Taiwan. After reviewing the business plan, we combined in 2016 our cloud service and Asian online game businesses to optimize the allocation of resources.

On December 16, 2015, the Extraordinary General Meeting of our Company approved to effect a reverse share split of our Ordinary Shares by a ratio of five to one. We executed reverse splits of the issued and outstanding shares including but not limited to common shares, shares granted by employee plans, options, restricted stock awards, and units, warrants and convertible or exchange securities, effective at the open of the market on December 16, 2015. Based upon the Reverse Share Split Scheme, proportionate adjustments are generally required to be made to the per share exercise price and the number of shares issuable upon the exercise or conversion of all outstanding options. These consolidated financial statements reflect retroactive effect to such reverse split and all share and per share amounts have been adjusted accordingly.

(b) Basis of Presentation

The accompanying consolidated financial statements of our Company have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”).

(c) Summary of significant accounting policies

Principles of Consolidation

The consolidated financial statements include the accounts of GigaMedia and subsidiaries after elimination of all significant inter-company accounts and transactions. The accounting policies for other less than majority-owned investments are described in Note 1 below within the paragraphs headed “Marketable Securities” and “Investments”.

Foreign Currency Translation and Transactions

Assets and liabilities denominated in non-U.S. dollars are translated to U.S. dollars at year-end exchange rates. Income and expense items are translated at average rates of exchange prevailing during the year. Cumulative translation adjustments resulting from this process are charged or credited to other comprehensive income. Gains and losses on foreign currency transactions are included in other income and expenses.

Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the dates of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods. Management bases its estimates on historical experience and also on assumptions that it believes are reasonable. Management assesses these estimates on a regular basis; however, actual results could differ from those estimates. Significant items subject to such estimates and assumptions include but not limit to the useful lives of property, plant and equipment; allowances for doubtful accounts; the valuation of deferred tax assets, long-lived assets, inventory, investments and share-based compensation; and accrued pension liabilities, income tax uncertainties and other contingencies. We believe the critical accounting policies listed below affect significant judgments and estimates used in the preparation of the financial statements.

Revenue Recognition

General

Revenues are recognized when persuasive evidence of an arrangement exists, delivery occurs and the customer takes ownership and assumes risks or services are rendered, the sales price is fixed or determinable and collectability is reasonably assured.

Sales taxes assessed by governmental authorities on our revenue transactions are presented on a net basis and therefore are excluded from revenues in our consolidated financial statements.

Multiple-Element Arrangements

Our Company enters into multiple-element revenue arrangements, which may include any combination of services, software, and/or products. To the extent that a deliverable in a multiple-element arrangement is subject to specific accounting guidance, whether and/or how to separate multiple deliverable arrangements into separate units of accounting (separability) and how to allocate the arrangement consideration among those separate units of accounting (allocation) for that deliverable is accounted for in accordance with such specific guidance.

In addition to the aforementioned general policies, the following are the specific revenue recognition policies for each major category of revenue.

Asian Online Game and Service Revenues

Online game revenues are earned through the sale of online game points, prepaid cards, game packs, through the sublicensing of certain games to distributors and through licensing fee revenues. Virtual online game points are sold to distributors or end-users who can make the payments through credit cards, Internet ATMs or telecommunication service operators. Physical prepaid cards and game packs are sold through distributors and convenience stores. Proceeds from sales of physical cards and game packs, net of sales discounts, and online game points are deferred when received and revenue is recognized upon the actual usage of the playing time or in-game virtual items by the end-users; over the estimated useful life of virtual items; or when the sold game points expire and can no longer be used to access the online games or products in accordance with our published game points expiration policy. Sublicensing revenues from the distributors are recognized based on end-users’ activation to the game system and when the performance obligations have been completed. Licensing fee revenues are recognized when the delivery of licensed products has occurred and the fee is fixed or determinable.

Sales of virtual online game points and licensing fee revenues are reported on a gross basis. In the sales of virtual online game points and game licenses, we act as principal and we have latitude in establishing price. Fixed percentage fees retained by service providers for payment processing related to our online game services are recognized as cost of online game revenues. We report sublicensing revenues on a net basis. In the sublicense agreements, we act as agent and the distributors are responsible for the operating and the marketing.

Online game and service revenues also include revenues derived from online advertising arrangements, sponsorship arrangements, or a combination of both. These service arrangements allow advertisers to place advertisements on particular areas of our Company’s websites and online game platforms over a stated period of time. Service revenues from online advertising arrangements are recognized ratably over the period of the contract when the collectability is reasonably assured.

Cloud Product and Service Revenues

Cloud service revenues are related to cloud computing services provided by our Company. Revenues are recorded net of discounts. Cloud service revenues are recognized upon acceptance for project services provided, or for the period of time for which we provide services to the customer. Customers of subscriptions have a choice of paying either monthly or in advance for a certain period of time, for which they receive corresponding discounts. Our Company records any such advanced payment receipts as other current liabilities and amortizes such revenues over the subscription period.

Revenues from the sales of equipment and other related products are recognized upon acceptance.

Deferred Revenues

Deferred revenues consist mainly of the prepaid income related to our Asian online game and service business. Deferred revenue represents proceeds received relating to the sale of game points and in-game items which are activated or charged to the respective player game account by players, but which have not been consumed by the players or expired. Deferred revenue is credited to profit or loss when the game points and in-game items are consumed or expired. Pursuant to relevant new requirements in Taiwan, as of December 31, 2015 and 2016, cash totaling $1 million and $0.5 million, respectively, has been deposited in an escrow account in a bank as a performance bond for the players’ game points, and is included within restricted cash in the consolidated balance sheets.

Prepaid Licensing and Royalty Fees

Our Company, through our subsidiaries, routinely enters into agreements with licensors to acquire licenses for using, marketing, distributing, selling and publishing multi-player online games.

Prepaid licensing fees paid to licensors are amortized on a straight-line basis over the shorter of the estimated useful economic life of the relevant online game or license period, which is usually within one to five years. The annual amortization is modified if the amount computed on the ratio of current gross revenues for a game license over the total of current and anticipated future gross revenues for that game license is greater than the amount computed using the straight-line method.

Prepaid royalty fees and related costs are initially deferred when paid to licensors and amortized as operating costs based on certain percentage of revenues generated by the licensee from operating the related online game in the specific country or region over the contract period.

Fair Value Measurements

Our Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible. We determine fair value based on assumptions that market participants would use in pricing an asset or liability in the principal or most advantageous market. When considering market participant assumptions in fair value measurements, the following fair value hierarchy distinguishes between observable and unobservable inputs, which are categorized in one of the following levels:

•	Level 1 Inputs: Unadjusted quoted prices in active markets for identical assets or liabilities accessible to the reporting entity at the measurement date.
•

Level 2 Inputs: Other than quoted prices included in Level 1 inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability.

•

Level 3 Inputs: Unobservable inputs for the asset or liability used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at measurement date.

Our Company generally determines or calculates the fair value of financial instruments using quoted market prices in active markets when such information is available; otherwise we apply appropriate present value or other valuation techniques, such as discounted cash flow analyses, incorporating adjusted available market discount rate information and our Company’s estimates for non-performance and liquidity risk. These techniques rely extensively on the use of a number of assumptions, including the discount rate, credit spreads, and estimates of future cash flows. (See Note 7, “Fair Value Measurements”, for additional information.)

Cash Equivalents, Restricted Cash and Presentation of Statements of Cash Flows

Cash equivalents are short-term, highly liquid investments that are readily convertible to known amounts of cash and so near to their maturity that they present relatively insignificant risk from changes in interest rates. Commercial paper, negotiable certificates of deposit, time deposits and bank acceptances with original maturities of three months or less are considered to be cash equivalents. Pledged time deposits are excluded from cash and cash equivalents for purposes of the consolidated statements of cash flows.

The Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash, in November 2016. The amendments require that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. As a result, amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. The amendments do not provide a definition of restricted cash or restricted cash equivalents. Our Company applied the amendments in the ASU No. 2016-18 effective January 1, 2016, to include restricted cash with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on our consolidated statements of cash flows. Each of prior periods presented is adjusted retrospectively.

Marketable Securities

Our Company’s investments in marketable securities are classified either as available-for-sale or trading. For the marketable securities classified as available-for-sale, the investments are stated at fair value with any unrealized gains or losses reported in accumulated other comprehensive income (loss) within equity until realized. For the marketable security classified as trading, we recognize the changes of the fair value of the investment in our consolidated statements of operations.

Other-than-temporary impairments, if any, are charged to non-operating expense in the period in which the loss occurs. In determining whether an other-than-temporary impairment has occurred, our Company primarily considers, among other factors, the length of the time and the extent to which the fair value of an investment has been at a value less than cost. When an other-than-temporary loss is recognized, the fair value of the investment becomes the new cost basis of the investment and is not adjusted for subsequent recoveries in fair value. Realized gains and losses also are included in non-operating income and expense in the consolidated statements of operations. (See Note 7, “Fair Value Measurements”, for additional information.)

Investments

Equity investments in non-publicly traded securities of companies over which our Company has no ability to exercise significant influence are accounted for under the cost method.

For equity investments accounted for as available-for-sale or trading, cash dividends are recognized as investment income. Stock dividends are recognized as an increase in the number of shares held and do not affect investment income. The cost per share is recalculated based on the new total number of shares.

For equity investments accounted under equity method, stock dividends received from investees as a result of appropriation of net earnings and additional paid-in capital are recognized as an increase in the number of shares held and do not affect investment income. The cost per share is recalculated based on the weighted-average method. Cash dividends are accounted for as a reduction to the carrying value of the investment.

Equity investments in companies over which our Company has the ability to exercise significant influence but does not hold a controlling financial interest are accounted for under the equity method. We recognize our share of the earnings or losses of the investee. Under the equity method, the difference between the cost of the acquisition and our Company’s share of the fair value of the net identifiable assets is recognized as goodwill and is included in the carrying amount of the investment. When our Company’s carrying value in an equity method investee is reduced to zero, no further losses are recorded in our consolidated financial statements unless our Company guaranteed obligations of the investee or has committed to additional funding. When the investee subsequently reports income, our Company will not record its share of such income until it equals the amount of its share of losses not previously recognized.

Unrealized losses that are considered other-than-temporary, if any, are charged to non-operating expenses. Realized gains and losses, measured against carrying amount, are also included in non-operating income and expenses. (See Note 7, “Fair Value Measurements”, for additional information.)

Receivables

Accounts receivable are recorded at the invoiced amount and do not bear interest. Amounts collected on accounts receivable are included in net cash provided by operating activities in the consolidated statements of cash flows. Our Company maintains an allowance for doubtful accounts for estimated losses inherent in its accounts receivable portfolio. In establishing the required allowance, management considers historical losses adjusted to take into account current market conditions and our customers’ financial condition, the amount of receivables in dispute, and the current receivables aging and current payment patterns. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote.

Property, Plant and Equipment

Property, plant and equipment are stated at cost, less accumulated depreciation and amortization. Depreciation is recorded on a straight-line basis over useful lives that correspond to categories as follows:

Categories	Years
Buildings	50
Information and communication equipment	2 to 5
Office furniture and equipment	3 to 5
Leasehold improvements	3 to 5

Leasehold improvements are amortized over the shorter of the term of the lease or the economic useful life of the assets. Improvements and replacements are capitalized and depreciated over their estimated useful lives, while ordinary repairs and maintenance are expensed as incurred.

We had entered into agreements to lease certain of our Company’s land and buildings to a third party under operating leases, which were renewed in September and October 2013 and expired in 2016. As of December 31, 2015, the carrying amount of the land and buildings under lease was $1.1 million. In January 2016, we entered into disposal agreements to sell these land and buildings. The closing of the disposal occurred in March 2016. (See Note 14, “Property, Plant and Equipment”, for additional information.)The rental income under the operating lease amounted to $73 thousand, $69 thousand and $9 thousand for 2014, 2015 and 2016, respectively.

Business Acquisitions

Our Company accounts for its business acquisitions using the acquisition method. Under this method, our Company recognizes and measures the identifiable assets acquired, the liabilities assumed and any noncontrolling interest at their acquisition-date fair values, with limited exceptions. Acquisition-related costs are generally expensed as incurred.

Intangible Assets and Goodwill

Intangible assets with finite lives are amortized by the straight-line method over their estimated useful lives, typically three years. Intangible assets with indefinite useful lives are not amortized. Goodwill is not amortized.

Impairment of Intangible Assets, Goodwill and Long-Lived Assets

Goodwill is reviewed for impairment annually or sooner when circumstances indicate an impairment may exist, using a fair-value approach at the reporting unit level. A reporting unit is the operating segment, or a business, which is one level below that operating segment (the “component” level) if discrete financial information is prepared and regularly reviewed by management at the segment level. Components are aggregated as a single reporting unit if they have similar economic characteristics. In connection with our goodwill impairment test, we first assess qualitative factors as a basis for determining whether it is necessary to perform the two-step goodwill impairment test.

If the two-step goodwill impairment test is required, first, the fair value of the reporting unit is compared with its carrying amount (including goodwill). If the fair value of the reporting unit is less than its carrying amount, an indication of goodwill impairment exists for the reporting unit and the entity must perform step two of the impairment test (measurement). Under step two, an impairment loss is recognized for any excess of the carrying amount of the reporting unit’s goodwill over the implied fair value of that goodwill. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit in a manner similar to a purchase price allocation and the residual fair value after this allocation is the implied fair value of the reporting unit goodwill. Fair value of the reporting unit is determined using a discounted cash flow analysis. If the fair value of the reporting unit exceeds its carrying amount, step two does not need to be performed.

Intangible assets with indefinite useful lives are tested for impairment at the reporting unit level, at least annually, or whenever events or changes in circumstances indicate that the carrying value of an asset might not be recoverable from its related future discounted cash flows. Impairment is measured as the difference between the carrying amounts and the fair value of the assets, and is recognized as a loss from operations. In connection with our impairment test for the intangible assets with indefinite useful lives, we first assess qualitative factors as a basis for determining whether it is necessary to perform the quantitative impairment test.

Long-lived assets other than goodwill and intangible assets not being amortized are reviewed for impairment at least annually or whenever events or changes in circumstances indicate that the carrying value of an asset might not be recoverable from its related future undiscounted cash flows. If such assets are considered to be impaired, the impairment to be recognized is measured by the extent to which the carrying amount of the assets exceeds the fair value of the assets. Fair value is determined through various valuation techniques including discounted cash flow models, quoted market values and third-party independent appraisals, as considered necessary. When impairment is identified, the carrying amount of the asset is reduced to its estimated fair value, and is recognized as a loss from operations. (See Note 7, “Fair Value Measurements”, for additional information.)

Software Cost

Costs to develop our Asian online game products are capitalized after technological feasibility has been established, and when the product is available for general release to customers, costs are expensed. Costs incurred prior to the establishment of technological feasibility are expensed when incurred and are included in product development and engineering expenses. Capitalized amounts are amortized using the straight-line method, which is applied over the estimated useful economic life of the software, typically three years. The annual amortization is modified if the amount computed using the ratio that current gross revenues for a product bear to the total of current and anticipated future gross revenues for that product is greater than the amount computed using the straight-line method.

We capitalize certain costs incurred to purchase or to internally create and implement internal-use computer software, which includes software coding, installation, testing and certain data conversion. These capitalized costs are amortized on a straight-line basis over the shorter of the useful economic life of the software or its contractual license period, which is typically three years.

Product Development and Engineering

Product development and engineering expenses primarily consist of research compensation, depreciation and amortization, and are expensed as incurred.

Advertising

Direct-response advertising costs incurred in relation to the acquisition or origination of a customer relationship are capitalized and deferred. The deferred costs are recognized as expense in the consolidated statements of operations over the estimated lives of customer relationships. Costs of broadcast advertising are recorded as expenses as advertising airtime is used. Other advertising expenditures are expensed as incurred.

Advertising expenses incurred in 2014, 2015 and 2016 totaled $888 thousand, $3.1 million and $3.3 million, respectively. As of December 31, 2015 and 2016, prepaid advertising amounted to $5 thousand and $42 thousand, respectively.

Leases

Leases for which substantially all of the risks and rewards of ownership remain with the leasing company are accounted for as operating leases. Payments made under operating leases, net of any incentives received by our Company from the leasing company, are charged to the consolidated statements of operations on a straight-line basis over the lease periods.

Leases are classified as capital leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. Assets held under capital leases are recognized as assets of our Company at their fair value at the inception of the lease or, if lower, at the present value of the minimum lease payments. The corresponding liability to the lessor is included in the balance sheet as a lease obligation. Lease payments are apportioned between finance charges and a reduction of the lease obligation in order to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are charged directly to profit or loss.

Share-Based Compensation

Share-based compensation represents the cost related to share-based awards granted to employees. We measure share-based compensation cost at the grant date, based on the estimated fair value of the award. Share-based compensation is recognized for the portion of the award that is ultimately expected to vest, and the cost is amortized on a straight-line basis (net of estimated forfeitures) over the vesting period. Our Company estimates the fair value of stock options using the Black-Scholes valuation model. The cost is recorded in operating costs and operating expenses in the consolidated statements of operations on the date of grant based on the employees’ respective function.

For shares and stock options granted to non-employees, we measure the fair value of the equity instruments granted at the earlier of the performance commitment date or when the performance is completed.

Retirement Plan and Net Periodic Pension Cost

Under our defined benefit pension plan, net periodic pension cost, which includes service cost, interest cost, expected return on plan assets, amortization of unrecognized net transition obligation and gains or losses on plan assets, is recognized based on an actuarial valuation report. We recognize the funded status of pension plans and non-pension post-retirement benefit plans (retirement-related benefit plans) as an asset or a liability in the consolidated balance sheets.

Under our defined contribution pension plans, net periodic pension cost is recognized as incurred.

Income Taxes

The asset and liability method is used in accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on the differences between financial reporting and tax bases of assets and liabilities. We recognize the investment tax credit associated with the purchase of intangible assets and technology, research and development expenditures, employee compensation and certain equity investments using the flow-through method. Deferred tax assets and liabilities are measured using the enacted tax rate and laws that will be in effect when the related temporary differences are expected to reverse. A valuation allowance is established when necessary to reduce deferred tax assets to the amount that will more-likely-than-not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences and loss carryforwards become deductible.

In addition, we recognize the financial statement impact of a tax position when it is more-likely-than-not that the position will be sustained upon examination. If the tax position meets the more-likely-than-not recognition threshold, the tax effect is measured at the largest amount that is greater than a 50 percent likely of being realized upon settlement. Interest and penalties on an underpayment of income taxes are reflected as income tax expense in the consolidated financial statements.

Loss Per Share

Basic loss per share is computed by dividing the net loss attributable to common shareholders for the period by the weighted average number of common shares outstanding during the period. Diluted earnings loss per share is computed by dividing the net loss for the period by the weighted average number of common shares and potential common shares outstanding during the period. Potential common shares, composed of incremental common shares issuable upon the exercise of warrants and options in all periods, are included in the computation of diluted loss per share to the extent such shares are dilutive. Diluted loss per share also takes into consideration the effect of dilutive securities issued by subsidiaries. In a period in which a loss is incurred, only the weighted average number of common shares issued and outstanding is used to compute the diluted loss per share, as the inclusion of potential common shares would be anti-dilutive. Therefore, for the years ended December 31, 2014, 2015 and 2016, basic and diluted loss per share are the same.

Noncontrolling Interest

Noncontrolling interest in the equity of a subsidiary is accounted for and reported as equity. Changes in our Company’s ownership interest in a subsidiary that do not result in deconsolidation are accounted for as equity transactions. Any retained noncontrolling equity investment upon the deconsolidation of a subsidiary is initially measured at fair value.

Segment Reporting

We use the management approach in determining reportable operating segments. The management approach considers the internal organization and reporting used by our Company’s chief operating decision maker for making operating decisions, allocating resources and assessing performance as the source for determining our operating segments. Our Company’s chief operating decision maker (“CODM”) has been identified as the Chief Executive Officer.

Segment profit and loss is determined on a basis that is consistent with how our Company reports operating loss in its consolidated statements of operations. Our Company does not report segment asset information to the CODM. Consequently, no asset information by segment is presented. There are no intersegment transactions.

(d) Recent Accounting Pronouncements Not Yet Adopted

The FASB issued ASU No. 2016-08, Revenue from Contracts with Customers: Principal versus Agent Considerations (Reporting Revenue Gross versus Net), in March 2016. The amendments in ASU 2016-08 clarify the implementation guidance on principal versus agent considerations. An entity is required to determine whether the nature of its promise for providing goods or services to a customer is to provide the specified good or service itself (as a principal) or to arrange for that good or service to be provided by the other party (as an agent), and accordingly to determine whether to recognize revenue in the gross amount of consideration for the specified good or service transferred to the customer, or to recognize revenue in the amount of any fee or commission for arranging for the specified good or service to be provided by the other party. The guidance includes indicators to assist an entity in determining whether it controls a specified good or service before it is transferred to the customer. The effective date for the amendments in this Update are the same as the effective date of ASU 2014-09, deferred by one year.

The FASB issued ASU No. 2016-12, Revenue from Contracts with Customers (Topic 606): Narrow-Scope Improvements and Practical Expedients, in May 2016. The amendments do not change the core revenue recognition principle in Topic 606. The amendments provide clarifying guidance in certain narrow areas and add some practical expedients. These amendments are effective at the same date that Topic 606 is effective.

The FASB issued ASU No. 2016-10, Revenue from Contracts with Customers (Topic 606): Identifying Performance Obligations and Licensing, in April 2016. The amendments clarify the following two aspects of Topic 606: (a) identifying performance obligations; and (b) the licensing implementation guidance; the amendments do not change the core principle of the guidance in Topic 606. These amendments are effective at the same date that Topic 606 is effective.

The FASB issued ASU No. 2016-20, Technical Corrections and Improvements to Topic 606, Revenue from Contracts with Customers, in December 2016. The amendments clarify certain aspects of Topic 606. These amendments are effective at the same date that Topic 606 is effective.

We expect to adopt Topic 606 as of January 1, 2018. While we are still in the process of completing the evaluation of our revenue streams and processes relating to the requirements of Topic 606, based on the analysis performed to date, we do not expect the adoption of this new standard to have a material impact on our Company’s financial position, results or cash flows.

The FASB issued ASU No. 2017-07, Compensation—Retirement Benefits (Topic 715), in March 2017. The amendments require that an employer report the service cost component in the same line item or items as other compensation costs arising from services rendered by the pertinent employees during the period. The other components of net benefit cost are required to be presented in the income statement separately from the service cost component and outside a subtotal of income from operations, if one is presented. If a separate line item or items are used to present the other components of net benefit cost, that line item or items must be appropriately described. If a separate line item or items are not used, the line item or items used in the income statement to present the other components of net benefit cost must be disclosed. The amendments in this Update also allow only the service cost component to be eligible for capitalization when applicable (for example, as a cost of internally manufactured inventory or a self-constructed asset). Our company will adopt this ASU on January 1, 2018, retrospectively for the presentation of the service cost component and the other components of net periodic pension cost and net periodic postretirement benefit cost in the statement of operations, and prospectively, on and after the effective date, for the capitalization of the service cost component of net periodic pension cost and net periodic postretirement benefit in assets. The adoption will only affect the presentation of our consolidated statements of operations.

The FASB issued new lease accounting guidance in ASU No. 2016-02, Leases (Topic 842), in February 2016. Under the new guidance, lessees will be required to recognize for all leases (with the exception of short-term leases), at the commencement date, (a) a lease liability, which is a lessee‘s obligation to make lease payments arising from a lease, measured on a discounted basis; and (b) a right-of-use asset, which is an asset that represents the lessee’s right to use, or control the use of, a specified asset for the lease term. When measuring assets and liabilities arising from a lease, a lessee (and a lessor) should include payments to be made in optional periods only if the lessee is reasonably certain to exercise an option to extend the lease or not to exercise an option to terminate the lease. Similarly, optional payments to purchase the underlying asset should be included in the measurement of lease assets and lease liabilities only if the lessee is reasonably certain to exercise that purchase option. For leases with a term of 12 months or less, a lessee is permitted to make an accounting policy election by class of underlying asset not to recognize lease assets and lease liabilities. Our Company will implement the amendments in ASU 2016-02 as of January 1, 2019 using a modified retrospective transition approach for leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements. We expect to determine and disclose the extent of the potential impact of the new standard in our consolidated financial statements for the year ended December 31, 2017.

NOTE 2. LOSS PER SHARE

The following table provides a reconciliation of the denominators of the basic and diluted per share computations:

(in thousand shares)	2014	2015	2016
Weighted average number of outstanding shares
Basic	10,785	11,052	11,052
Effect of dilutive securities
Employee share-based compensation	—	—	—
Diluted	10,785	11,052	11,052

Options to purchase 137 thousand, 0 thousand and 0 thousand shares of common stock were not included in dilutive securities for the years ended December 31, 2014, 2015 and 2016, respectively, as the effect would be anti-dilutive.

NOTE 3. ACQUISITIONS

Strawberry Cosmetics

On June 26, 2015, we entered into a share purchase agreement to acquire a 70% equity interest in Strawberry Cosmetics Holding Limited (“Strawberry Cosmetics”), a global cosmetics e-commerce company with a total consideration of approximately $93.1 million. The proposed acquisition was then duly approved by the Extraordinary General Meeting of our Company held on August 5, 2015.

However, in light of the drastic slowdown in global economy and turmoil in stock markets beginning in late August 2015 that resulted in a change in business development strategy on the part of GigaMedia, our board of directors concluded that the mutual termination of the acquisition was in the best interests of GigaMedia stockholders.

Accordingly, in October 2015, our Company entered into a mutual termination agreement with the shareholders of Strawberry Cosmetics to terminate the share purchase agreement, whereby GigaMedia paid US$2.0 million consideration to the shareholders of Strawberry Cosmetics and the parties, in turn, released each other from any claims relating to the proposed acquisition. The payment was reported in operating expenses in our consolidated statements of operations.

NOTE 4. DIVESTITURES

PerfectPairs

In January 2016, we entered into an agreement to sell our 100% ownership interest in PerfectPairs Gaming Co., Ltd. (“PerfectPairs), a Taiwan-based subsidiary of our Asian online game and service business operations, to two Taiwanese individuals unrelated to our Group for total cash consideration of $760 thousand. Upon the disposal, we deconsolidated the results of PerfectPairs’ operations.

The disposal gain was as follows:

(In US$ thousand)	Amount
The fair value of consideration received, net of any transaction costs	$760
The carrying amount of PerfectPairs
Cash	482
Receivables and other current assets	40
Property, plant and equipment	71
Intangible and other noncurrent assets	13
Accounts payable and accrued expenses	(528)
Other payable and other current liabilities	(144)
The carrying amount of PerfectPairs at the date of deconsolidation	(66)
Exchange difference	1
Gain on sale of PerfectPairs	$827

East Gate

As the term of the East Gate fund will expire in August 2017, the fund had stopped entering into new investments and in September 2016, it distributed excess cash to its investors. We received $1,438 thousand from the distribution.

In November 2016, we entered into an agreement to sell a 17.65% partnership interest in East Gate to a Korean investor unrelated to our Group. The disposal gain was as follows:

(In US$ thousand)	Amount
The fair value of consideration received, net of any transaction costs	$112
The fair value of consideration receivable, net of any transaction costs	1,058
1,170
The carrying amount of investment in East Gate at the date of disposal	1,398
Exchange difference	250
Gain on disposal of investment in East Gate	$22

The consideration receivable of $1.1 million is recorded as other receivable (Note 11) and will be collected within 12 months from closing. Up to March 31, 2017, we have received approximately $232 thousand, slightly ahead of the payment schedule specified in the agreement.

FingerRockz

In September 2015, we entered into an agreement to sell all the ownership for a consideration of NT$1 we held in FingerRockz to its management. Upon the closing of the agreement, we deconsolidated the results of FingerRockz’ operations.

The deconsolidation gain was as follows:

(In US$ thousand)	Amount
The fair value of consideration received and receivable, net of any transaction costs	$—
The carrying amount of FingerRockz at the date of deconsolidation	(37)
Gain on sale of FingerRockz	$37

NOTE 5. INTANGIBLE ASSETS - NET

The following table summarizes our Company’s intangible assets, by major asset class:

	December 31, 2015
(In US$ thousands)	Gross carrying amount	Accumulated amortization	Net
With finite-life intangible assets
Capitalized software cost	$775	$687	$88

Intangible assets with finite lives are amortized over their estimated useful lives, typically 3 years, with the overall weighted-average life of 3.0 years.

For the years ended December 31, 2014, 2015 and 2016, total amortization expense of intangible assets were $1.2 million, $236 thousand and $106 thousand, respectively, which includes amortization of capitalized software development costs of $494 thousand, $217 thousand and $89 thousand.

At the end of 2016, we recognized an impairment loss of $57 thousand on intangible assets as a result of consecutive operating losses in recent years that are expected to continue and therefore the carrying amounts of those intangible assets would not be recoverable based on cash flow projections from current games, which typically have shorter lives.

NOTE 6. PREPAID LICENSING AND ROYALTY FEES

The following table summarizes changes to our Company’s prepaid licensing and royalty fees:

(in US$ thousands)	2014	2015	2016
Balance at beginning of year	$4,666	$4,383	$239
Addition	1,498	1,801	2,581
Amortization and usage	(264)	(1,743)	(416)
Exchange difference	(258)	(15)	2
Impairment charges (Note 7)	(1,259)	(4,187)	(1,386)
Balance at end of year	$4,383	$239	$1,020

NOTE 7. FAIR VALUE MEASUREMENTS

The following table presents the carrying amounts and estimated fair values of our Company’s financial instruments at December 31, 2015 and 2016.

(in US$ thousands)	2015		2016
	Carrying amount	Fair value	Carrying amount	Fair value
Financial assets
Cash and cash equivalents	$71,432	$71,432	$65,711	$65,711
Marketable securities - current	4	4	3	3
Accounts receivable	1,246	1,246	871	871
Restricted cash	1,000	1,000	500	500
Refundable deposits	272	272	245	245
Financial liabilities
Short-term borrowings	6,093	6,093	2,480	2,480
Accounts payable	320	320	266	266
Accrued compensation	759	759	210	210
Accrued expenses	3,037	3,037	3,828	3,828

The carrying amounts shown in the table are included in the consolidated balance sheets under the indicated captions.

The fair values of the financial instruments shown in the above table as of December 31, 2015 and 2016 represent the amounts that would be received to sell those assets or that would be paid to transfer those liabilities in an arm’s length transaction between market participants at that date. Those fair value measurements maximize the use of observable inputs. In situations where there is little market activity for the asset or liability at the measurement date, the fair value measurement reflects our Company’s own judgments about the assumptions that market participants would use in pricing the asset or liability. Those judgments are developed by us based on the best information available in the circumstances, including expected cash flows and appropriately risk-adjusted discount rates, available observable and unobservable inputs.

The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

•

Cash and cash equivalents, accounts receivable, restricted cash, accounts payable, accrued compensation and expenses, and short-term borrowings: The carrying amounts, at face value or cost plus accrued interest, approximate fair value because of the short maturity of these instruments.

•

Marketable securities: Equity securities are measured using quoted market prices at the reporting date multiplied by the quantity held. Redeemable preferred shares are measured using valuation techniques.

•	Refundable deposits: Measurement of refundable deposits with no fixed maturities is based on carrying amounts.

Assets and Liabilities that are Measured at Fair Value on a Recurring Basis

Our Company has segregated all financial assets and liabilities that are measured at fair value on a recurring basis (at least annually) into the most appropriate level within the fair value hierarchy based on the inputs used to determine the fair value at the measurement date in the table below.

Assets and liabilities measured at fair value on a recurring basis are summarized as below:

(in US$ thousands)	Fair Value Measurement Using			Year Ended
	Level 1	Level 2	Level 3	December 31, 2016
Assets
Cash equivalents - time deposits	$—	$6	$—	$6
Restricted cash - time deposits	—	500	—	500
Marketable securities - current
Equity securities	3	—	—	3
	$3	$506	$—	$509

(in US$ thousands)	Fair Value Measurement Using			Year Ended
	Level 1	Level 2	Level 3	December 31, 2015
Assets
Cash equivalents - time deposits	$—	$6	$—	$6
Restricted cash - time deposits	—	1,000	—	1,000
Marketable securities - current
Equity securities	4	—	—	4
	$4	$1,006	$—	$1,010

Our Company’s accounting policy is to recognize transfers between levels of the fair value hierarchy on the date of the event or change in circumstances that caused the transfer. There were no transfers into or out of Level 1 for the years ended December 31, 2015 and 2016.

Level 1 and 2 measurements:

Cash equivalents – time deposits and restricted cash – time deposits are convertible into a known amount of cash and are subject to an insignificant risk of change in value. Certain marketable securities are valued using a market approach based on the quoted market prices of identical instruments when available, or other observable inputs such as trading prices of identical instruments in inactive markets. The fair values of the marketable equity securities that have publicly quoted trading prices are valued using those observable prices, unless adjustments are required to available observable inputs.

In 2014, 2015 and 2016, we recognized unrealized gains of $101 thousand, $4.8 million and $0 thousand, respectively, on marketable securities valued using market observable inputs, which are included in other comprehensive income.

Level 3 measurements:

For assets measured at fair value on a recurring basis using significant unobservable inputs (Level 3) during 2015 and 2016, a reconciliation of the beginning and ending balances are presented as follows:

(in US$ thousands)	Marketable Securities - Debt Securities
	2015	2016
Balance at beginning of year	$4,744	$—
Total gains or (losses) (realized/unrealized)
included in earnings	(2,017)	—
included in other comprehensive income	—	—
Sale	(2,727)	—
Balance at end of year	$—	$—
The amount of total gains or (losses) for the period included in earnings attributable to the change in unrealized gains or losses relating to assets still held at the reporting date.	$—	$—

Realized and unrealized gains (or losses) included in the consolidated financial statements for 2014, 2015 and 2016 for assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) are reported in the consolidated financial statements as follows:

(in US$ thousands)	Gain on sales of marketable securities	Impairment loss on marketable securities and investments
Total gains (losses) included in earnings
for 2014	$—	$—
for 2015	5,845	—
for 2016	—	—
Change in unrealized gains (losses) relating to assets still held at the reporting date
for 2014	$805	$—
for 2015	—	—
for 2016	—	—

The fair values of the marketable debt and equity securities are derived using a discounted cash flow method with unobservable inputs or adopting a market approach using observable inputs of guideline public companies that market participants would use in pricing the securities. The discounted cash flow method incorporates adjusted available market discount rate information and our Company’s estimates of liquidity risk, and other cash flow model related assumptions.

Assets and Liabilities that are Measured at Fair Value on a Nonrecurring Basis

Assets and liabilities measured at fair value on a nonrecurring basis include measuring impairment when required for long-lived assets. For GigaMedia, long-lived assets measured at fair value on a nonrecurring basis include investments accounted for under the equity method and cost method, property, plant, and equipment, intangible assets, prepaid licensing and royalty fees, and goodwill.

Assets and liabilities measured at fair value on a nonrecurring basis that were determined to be impaired as of December 31, 2015 and 2016 are summarized as below:

(in US$ thousands)	Fair Value measurement Using
Assets	Level 1	Level 2	Level 3	Year Ended December 31, 2016	Total Impairment Losses
(b) Property, plant and equipment	$—	$—	$—	$—	$471
(c) Intangible assets	—	—	—	—	57
(d) Prepaid licensing and royalty fees	—	—	820	820	1,386
Total	$—	$—	$820	$820	$1,914

(in US$ thousands)	Fair Value measurement Using
Assets	Level 1	Level 2	Level 3	Year Ended December 31, 2015	Total Impairment Losses
(a) Investments - Cost-method	$—	$—	$—	$—	$1,000
(a) Investments - Equity-method	—	—	188	188	290
(b) Property, plant and equipment - Information and communication equipment	—	—	—	—	60
(c) Intangible assets - Capitalized software cost	—	—	—	—	5
(d) Prepaid licensing and royalty fees	—	—	—	—	4,187
Total	$—	$—	$188	$188	$5,542

(a)

Impairment losses on certain cost method and equity method investments which were determined to be impaired:
In 2015, certain cost method investments with carrying amounts of $1.0 million were fully written down to zero, resulting in an impairment charge of $1.0 million, and an equity method investment with a carrying amount of $478 thousand was written down to its estimated fair value of $188 thousand, resulting in an impairment charge of $290 thousand. The impairment charges are included in non-operating expenses within “impairment loss on marketable securities and investments” in the consolidated statements of operations.
Cost method and equity method investments are measured at fair value on a nonrecurring basis when declines in fair value are determined to be other-than-temporary, using other observable inputs such as trading prices of similar classes of the stock or using discounted cash flows, incorporating adjusted available market discount rate information and our Company’s estimates for liquidity risk.

(b)

Impairment losses on certain property, plant, and equipment which were determined to be impaired:
In 2015, we recognized an impairment loss of $60 thousand against our information and communication equipment. The impairment charges are included in operating expenses within “impairment losses on property, plant and equipment” in the consolidated statements of operations. The impairment charge for the equipment was related to servers used for certain product and service lines within our cloud product and service business for which the carrying amount was determined not to be recoverable from its related future undiscounted cash flows. This equipment was valued using unobservable inputs such as discounted cash flows, incorporating adjusted available market discount rate information and our Company’s estimates for liquidity risk, and other cash flow model - related assumptions. In 2016, we recognized an impairment loss of $471 thousand on property, plant and equipment as a result of consecutive operating losses in recent years that are expected to continue and therefore the carrying amounts of those long-lived assets would not be recoverable based on cash flow projections from current games, which are typically with shorter lives.

(c)

Impairment losses on certain intangible assets which were determined to be impaired:
In 2015, certain capitalized and prepaid software development costs for our cloud product and service business were fully written down, resulting in impairment charges of $5 thousand, included in operating expenses within “impairment loss on intangible assets” in the consolidated statements of operations. The impairment charge is for certain product lines within our cloud product and service business that we decided to shift focus from, and as a result, we recorded a full impairment of the carrying value of the assets related to these items. In 2016, we recognized an impairment loss of $57 thousand on intangible assets as a result of consecutive operating losses in recent years that are expected to continue and therefore the carrying amounts of those intangibles assets would not be recoverable based on cash flow projections from current games, which are typically with shorter lives.

(d)

Impairment losses on certain prepaid licensing and royalty fees which were determined to be impaired:
In 2015 and 2016, certain prepaid licensing and royalty fees were written down to $0 and $0, respectively, resulting in impairment charges of $4.2 million and $1.4 million, respectively. This impairment is included in operating expenses in the consolidated statements of operations. The impairment charges for the prepaid licensing and royalty fees related to certain licensed games within our Asian online game and service business that we stopped operating or for which the carrying amounts of the related assets were determined not to be recoverable from their expected future undiscounted cash flows. The licensing fee games and related royalties are re-valued on when impairment exists, using unobservable inputs such as discounted cash flows, incorporating adjusted available market discount rate information and our Company’s estimates for liquidity risk, along with other cash flow model related assumptions.

NOTE 8. CASH, RESTRICTED CASH AND CASH EQUIVALENTS

Cash and cash equivalents consist of the following:

	December 31
(in US$ thousands)	2015	2016
Cash and savings accounts	$71,426	$65,705
Time deposits	6	6
Cash and cash equivalents reported on the consolidated balance sheets	71,432	65,711
Cash restricted as collateral and performance bond	1,000	500
Total cash, restricted cash and cash equivalents reported on the consolidated statements of cash flows	$72,432	$66,211

As of December 31, 2015 and 2016, cash amounting to $1.0 million and $500 thousand, respectively, has been deposited in an escrow account in a bank as a performance bond for our players’ game points. These deposits are restricted and are included in restricted cash in the consolidated balance sheets.

We maintain cash and cash equivalents, as well as restricted cash, in bank accounts with major financial institutions with high credit ratings located in the following jurisdictions:

	December 31
(in US$ thousands)	2015	2016
Taiwan	$69,879	$65,093
Hong Kong	1,120	1,102
China	16	16
Singapore	1,417	—
	$72,432	$66,211

NOTE 9. MARKETABLE SECURITIES – CURRENT

Marketable securities – current consist of the following:

	December 31
(in US$ thousands)	2015	2016
Equity securities	$4	$3

As of December 31, 2015 and 2016, the balances of unrealized gains for marketable securities - current were $3 thousand and $2 thousand, respectively. During 2014, 2015 and 2016, realized gains from the disposal of marketable securities - current amounted to $8.8 million, $14.1 million, and $0, respectively. The costs for calculating gains on disposal were based on each security’s average cost.

NOTE 10. ACCOUNTS RECEIVABLE – NET

Accounts receivable consist of the following:

	December 31
(in US$ thousands)	2015	2016
Accounts receivable	$1,275	$903
Less: Allowance for doubtful accounts	(29)	(32)
	$1,246	$871

The following is a summary of the changes in our Company’s allowance for doubtful accounts during the years ended December 31, 2014, 2015 and 2016:

(in US$ thousands)	2014	2015	2016
Balance at beginning of year	$55	$56	$29
Additions: Bad debt expense	37	3	35
Less: Write-offs	(33)	(28)	(33)
Translation adjustment	(3)	(2)	1
Balance at end of year	$56	$29	$32

NOTE 11. OTHER CURRENT ASSETS

Other current assets consist of the following:

	December 31
(in US$ thousands)	2015	2016
Loans receivable - current	64	65
Less: Allowance for loans receivable - current	(28)	(28)
Other receivables (Note 4)	9	1,062
Other	226	151
	$271	$1,250

The following is a reconciliation of changes in our Company’s allowance for loans receivable - current during the years ended December 31, 2014, 2015 and 2016:

(in US$ thousands)	2014	2015	2016
Balance at beginning of year	$3,394	$27	$28
Writes-offs	(3,359)	—	—
Reversal for collection of bad debt	—	2	—
Translation adjustment	(8)	(1)	—
Balance at end of year	$27	$28	$28

NOTE 12. MARKETABLE DEBT SECURITIES – NONCURRENT

Our Company’s marketable securities - noncurrent were invested in convertible preferred shares and were classified as available-for-sale securities.

We had considered and determined whether our investments in preferred shares were in-substance common shares which should be accounted for under the equity method. Given that our convertible preferred shares had substantive redemption rights and thus did not meet the criteria of in-substance common shares, we had accounted for them as debt securities.

During 2014 and 2015, realized gains (losses) from the disposal of marketable securities - non-current amounted to ($171) thousand and $5.8 million, respectively. Gains (losses) on disposal were based on the security’s average cost.

NOTE 13. EQUITY INVESTMENTS

Equity investments consist of the following:

	December 31
(in US$ thousands)	2015	2016
Investments accounted for under the equity method	$4,524	$72

Our Company’s investments accounted for under the equity method primarily consist of the following: (a) from August 2010 to November 2016, a 17.65 percent equity interest investment in East Gate Media Contents & Technology Fund (“East Gate”), a Korean Fund Limited Partnership that invests in online game businesses and films (See Note 4 “Divestitures”, for additional information); and (b) a 22.86 percent equity interest investment in Double2 Network Technology Co., Ltd. (“Double2”), a Taiwanese company that mainly engaged in development of causal gaming software.

In November 2016, we entered into an agreement to sell a 17.65 percent partnership interest in East Gate to a Korean investor unrelated to our Group. (See Note 4, “Divestitures” for additional information.)

East Gate

Our Company had a 17.65 percent interest in East Gate, a Korean fund partnership. Before the disposal of such interest, we accounted for our investment in this limited partnership under the equity method accounting since we had the ability to exercise significant influence over partnership operating and financial policies based on the terms of the partnership agreement.

East Gate was considered an investment company that primarily invests in: (1) Equity securities of small, medium-sized companies or venture companies, mainly Korean game companies, and (2) funding for specific projects, mainly Korean films, of an entrepreneur or venture company in return for the rights to a future revenue stream from the income generated by the entrepreneur or venture company from the film and related products.

Summarized U.S. GAAP financial information of East Gate as of December 31, 2015 and November 30, 2016 (right before we disposed of it), and for the years ended December 31, 2014, 2015 and the eleven-month period ended November 30, 2016 is presented below (in US$ thousands):

	2015	2016
Investments and other related assets	$21,833	$7,911
Other assets	3,212	332
Total assets	$25,045	$8,243
Total liabilities	$478	$318
Total net assets of the fund	$24,567	$7,925

	2014	2015	2016
Investment and related income (loss)	$8,351	$5,419	$(1,513)
Impairment loss	(480)	—	(105)
Other costs and expenses	(10,642)	(8,219)	(7,513)
Net loss	$(2,771)	$(2,800)	$(9,131)

NOTE 14. PROPERTY, PLANT AND EQUIPMENT

In January 2016, we entered into disposal agreements to sell certain office premises which were not used for our principal business to several counterparties unrelated to our Group, for total cash considerations approximating $1.9 million. The closing of the disposal occurred in March 2016. Upon the closing, we recognized disposal gains of approximately $798 thousand.

At the end of 2016, we recognized an impairment loss of $471 thousand on property, plant and equipment as a result of consecutive operating losses in recent years that are expected to continue and therefore the carrying amounts of those long-lived assets would not be recoverable based on cash flow projections from current games, which are typically with shorter lives.

A reconciliation of the beginning and ending amounts of our property, plant and equipment for the year ended December 31, 2016 is as follows:

(in US$ thousands)	Cost	Accumulated depreciation	Net
Balance at beginning of year	$5,165	$3,774	$1,391
Purchase	496	—	496
Depreciation	—	162	(162)
Disposal of office premises	(1,120)	(44)	(1,076)
Disposal of other property, plant and equipment	(1,092)	(969)	(123)
Deconsolidation (Note 4)	(104)	(33)	(71)
Impairment (Note 7)	(3,423)	(2,952)	(471)
Exchange differences	85	62	23
Balance at end of year	$7	$—	$7

NOTE 15. SHORT-TERM BORROWINGS

As of December 31, 2015 and 2016, short-term borrowings totaled $6.1 million and $2.5 million, respectively. These amounts were borrowed from certain financial institutions. The annual interest rates on these borrowings ranged from 1.81 percent to 1.90 percent for 2015 and from 1.70 percent to 2.13 percent for 2016. The maturity dates fell in January, February and May 2016 as of December 31, 2015, and fell in January  and May 2017 as of December 31, 2016. As of December 31, 2015 and 2016, the weighted-average interest rate on total short-term borrowings was 1.89 percent and 1.86 percent, respectively.

As of December 31, 2015 and 2016, the total amount of unused lines of credit available for borrowing under these agreements was approximately $12.9 million and $17.0 million, respectively.

NOTE 16. ACCRUED EXPENSES

Accrued expenses consist of the following:

	December 31
(in US$ thousands)	2015	2016
Accrued advertising expenses	$811	$1,961
Accrued professional fees	865	765
Accrued royalties	313	350
Accrued director compensation and liability insurance	238	272
Accrued outsourced development	52	75
Accrued incentive to distributors	63	57
Other	695	348
	$3,037	$3,828

NOTE 17. OTHER CURRENT LIABILITIES

Other current liabilities consist of the following:

	December 31
(in US$ thousands)	2015	2016
Income taxes payable (Note 23)	$1,252	$—
Other	271	346
	$1,523	$346

NOTE 18. PENSION BENEFITS

Our Company and our subsidiaries have defined benefit and defined contribution pension plans that cover substantially all of our employees.

Defined Benefit Pension Plan

We have a defined benefit pension plan in accordance with the Labor Standards Law of the Republic of China (R.O.C.) for our employees located in Taiwan, covering substantially all full-time employees for services provided prior to July 1, 2005, and employees who have elected to remain in the defined benefit pension plan subsequent to the enactment of the Labor Pension Act on July 1, 2005. Under the defined benefit pension plan, employees are entitled to a lump sum retirement benefit upon retirement equivalent to the aggregate of 2 months’ pensionable salary for each of the first 15 years of service and 1 month’s pensionable salary for each year of service thereafter subject to a maximum of 45 months’ pensionable salary. The pensionable salary is the monthly average salary or wage of the final six months prior to approved retirement.

We use a December 31 measurement date for our defined benefit pension plan. As of December 31, 2015 and 2016, the accumulated benefit obligation amounted to $153 thousand and $185 thousand, respectively, and the funded status of prepaid pension assets amounted to $109 thousand and $62 thousand, respectively. The fair value of plan assets amounted to $310 thousand and $325 thousand as of December 31, 2015 and 2016, respectively. The accumulated other comprehensive income (loss) amounted to $0 and $(58) thousand as of December 31, 2015 and 2016, respectively. The net periodic benefit cost (income) for 2014, 2015 and 2016 amounted to ($199) thousand, ($58) thousand and ($2) thousand, respectively.

The following table sets forth the plan’s benefit obligations, fair value of plan assets, and funded status at December 31, 2015 and 2016:

	December 31
(in US$ thousands)	2015	2016
Benefit Obligation	$201	$263
Fair value of plan assets	310	325
	$(109)	$(62)
Amounts recognized in the balance sheet consist of:
Noncurrent liabilities (assets)	$(109)	$(62)
Accumulated other comprehensive income	—	—
Net amount recognized	$(109)	$(62)
Amounts recognized in accumulated comprehensive income consist of:
Unrecognized net gain (loss)	$—	$(58)

For the years ended December 31, 2015 and 2016, the net period pension cost consisted of the following:

	December 31
(in US$ thousands)	2015	2016
Service cost	$—	$—
Interest cost	5	4
Expected return on plan assets	(6)	(6)
Amortization of prior service cost	—	—
Amortization of net loss	—	—
Curtailment gain	(57)	—
	$(58)	$(2)

Weighted average assumptions used to determine benefit obligations for 2015 and 2016 were as follows:

	December 31
	2015	2016
Discount rate	1.875%	1.375%
Rate of compensation increase	1.50%	2.00%

Weighted average assumptions used to determine net periodic benefit cost for end of fiscal year were as follows:

	2015	2016
Discount rate	2.00%	1.875%
Rate of return on plan assets	2.00%	1.875%
Rate of compensation increase	1.50%	2.00%

Management determines the discount rate and rate of return on plan assets based on the yields of twenty year ROC central government bonds which is in line with the respective employees remaining service period and the historical rate of return on the above mentioned Fund mandated by the ROC Labor Standard Law.

We have contributed an amount equal to 2 percent of the salaries and wages paid to all qualified employees located in Taiwan to a pension fund (the “Fund”). The Fund is administered by a pension fund monitoring committee (the “Committee”) and deposited in the Committee’s name in the Bank of Taiwan. Our Company makes pension payments from our account in the Fund unless the Fund is insufficient, in which case we make payments from internal funds as payments become due. We seek to maintain a normal, highly liquid working capital balance to ensure payments are made timely.

We expect to make a contribution of $8 thousand to the Fund in 2017. We expect to make benefit payments of $1 thousand from 2017 to 2021 and $4 thousand from 2022 to 2026.

Defined Contribution Pension Plans

We have provided defined contribution plans for employees located in Taiwan and Hong Kong. Contributions to the plans are expensed as incurred.

Taiwan

Pursuant to the new “Labor Pension Act” enacted on July 1, 2005, our Company has a defined contribution pension plan for our employees located in Taiwan. For eligible employees who elect to participate in the defined contribution pension plan, we contribute no less than 6 percent of an employee’s monthly salary and wage and up to the maximum amount of NT$9 thousand (approximately $279), to each of the eligible employees’ individual pension accounts at the Bureau of Labor Insurance each month. Pension payments to employees are made either by monthly installments or in a lump sum from the accumulated contributions and earnings in employees’ individual accounts.

Hong Kong

According to the relevant Hong Kong regulations, we provide a contribution plan for the eligible employees in Hong Kong. We must contribute at least 5 percent of the employees’ total salaries. For this purpose, the monthly relevant contribution to their individual contribution accounts is subject to a cap of HK$1.5 thousand (approximately $193). After the termination of employment, the benefits still belong to the employees in any circumstances.

The total amount of defined contribution pension expenses pursuant to our defined contribution plans for the years ended December 31, 2014, 2015, and 2016 were $364 thousand, $318 thousand, and $183 thousand, respectively.

NOTE 19. OTHER LIABILITIES - OTHER

Other liabilities consist of the following:

	December 31
(in US$ thousands)	2015	2016
Deferred tax liabilities (Note 23)	$1,712	$1,671
Other	10	—
	$1,722	$1,671

NOTE 20. EQUITY

In accordance with Singapore law, the holders of ordinary shares that do not have par value, are entitled to receive dividends as declared from time to time and are entitled to one vote per share at the general meeting of our company. All shares rank equally with regard to our company’s residual assets. In addition, we are not required to have a number of authorized common shares to be issued.

A 1-for-5 reverse stock split was approved by our shareholders at a special shareholders meeting held on December 16, 2015. The reverse stock split was effective as of December 16, 2015, which resulted in our common stock trading on a split-adjusted basis at market open on December 16, 2015. Upon completion of the reverse stock split, every five shares of common stock owned by a shareholder were combined into one share of common stock, with a proportionate adjustment made to the per-share value of common stock.

In accordance with R.O.C. law, an appropriation for legal reserve amounting to 10 percent of a company’s net profit is required until the reserve equals the aggregate par value of such Taiwan company’s issued capital stock. As of December 31, 2015 and 2016, the legal reserves of Hoshin GigaMedia Center Inc. (“Hoshin GigaMedia”) were $3.0 million and $1.5 million, respectively. The reserve can only be used to offset a deficit or be distributed as a stock dividend of up to 50 percent of the reserve balance when the reserve balance has reached 50 percent of the aggregate paid-in capital of Hoshin GigaMedia.

NOTE 21. ACCUMULATED OTHER COMPREHENSIVE LOSS

The accumulated balances for each component of other comprehensive income (loss) are as follows:

(in US$ thousands)	Foreign currency items	Unrealized gain on securities	Pension and post retirement benefit plans	Accumulated other comprehensive loss
Balance at January 1, 2014	$(22,707)	$19,104	$—	$(3,603)
Net current period change	(176)	906	—	730
Reclassification adjustments for gains reclassified into income	7	(8,621)	—	(8,614)
Balance at December 31, 2014	(22,876)	11,389	—	(11,487)
Net current period change	(118)	8,553	—	8,435
Reclassification adjustments for gains reclassified into income	656	(19,939)	—	(19,283)
Balance at December 31, 2015	(22,338)	3	—	(22,335)
Net current period change	5	(1)	(58)	(54)
Reclassification adjustments for gains reclassified into income	(222)	—	—	(222)
Balance at December 31, 2016	$(22,555)	$2	$(58)	$(22,611)

There were no significant tax effects allocated to each component of other comprehensive income for the years ended December 31, 2014, 2015 and 2016.

NOTE 22. SHARE-BASED COMPENSATION

The following table summarizes the total stock-based compensation expense recognized in our consolidated statements of operations:

(in US$ thousands)	2014	2015	2016
Cost of online game and service revenues	$—	$—	$—
Product development & engineering expenses	—	—	—
Selling and marketing expenses	—	—	—
General and administrative expenses	21	65	9
Total stock-based compensation expense reported in continuing operations	$21	$65	$9
Total stock-based compensation expense reported in discontinued operations, net of tax	$—	$—	$—

There were no significant capitalized stock-based compensation costs at December 31, 2015 and 2016. There was no recognized stock-based compensation tax benefit for the years ended December 31, 2015 and 2016, as our Company recognized a full valuation allowance on net deferred tax assets as of December 31, 2015 and 2016.

(a) Overview of Stock-Based Compensation Plans

2004 Employee Share Option Plan

At the June 2004 annual general meeting of shareholders, the shareholders of our Company approved the GigaMedia Limited 2004 Employee Share Option Plan (the “2004 Plan”) under which up to 1.4 million common shares of our Company have been reserved for issuance. All employees, officers, directors, supervisors, advisors, and consultants of our Company are eligible to participate in the 2004 Plan. The 2004 Plan is administered by a committee designated by the board of directors. The committee as plan administrator has complete discretion to determine the exercise price for the option grants, the eligible individuals who are to receive option grants, the time or times when options grants are to be made, the number of shares subject to grant and the vesting schedule. The maximum contractual term for the options under the 2004 Plan is 10 years.

2006 Equity Incentive Plan

At the June 2006 annual general meeting of shareholders, the shareholders of our Company approved the GigaMedia Limited 2006 Equity Incentive Plan (the “2006 Plan”) under which up to 200 thousand common shares of our Company have been reserved for issuance. The 2006 Plan is administered by a committee designated by the board of directors. The committee as plan administrator has complete discretion to determine the grant of awards under the 2006 Plan. The maximum contractual term for the options under the 2006 Plan is 10 years.

2007 Equity Incentive Plan

At the June 2007 annual general meeting of shareholders, the shareholders of our Company approved the GigaMedia Limited 2007 Equity Incentive Plan (the “2007 Plan”) under which up to 400 thousand common shares of our Company have been reserved for issuance. The 2007 Plan is administered by a committee designated by the board of directors. The committee as plan administrator has complete discretion to determine the grant of awards under the 2007 Plan. The maximum contractual term for the options under the 2007 Plan is 10 years.

2008 Equity Incentive Plan

At the June 2008 annual general meeting of shareholders, the shareholders of our Company approved the GigaMedia Limited 2008 Equity Incentive Plan (the “2008 Plan”) under which up to 200 thousand common shares of our Company have been reserved for issuance. The 2008 Plan is administered by a committee designated by the board of directors. The committee as plan administrator has complete discretion to determine the grant of awards under the 2008 Plan. The maximum contractual term for the options under the 2008 Plan is 10 years.

2008 Employee Share Purchase Plan

At the June 2008 annual general meeting of shareholders, the shareholders of our Company approved the GigaMedia Limited 2008 Employee Share Purchase Plan (the “2008 ESPP”) under which up to 40 thousand common shares of our Company were reserved for issuance. Any person who is regularly employed by our Company or our designated subsidiaries shall be eligible to participate in the 2008 ESPP. Pursuant to the 2008 ESPP, our Company would offer the shares to qualified employees on favorable terms. Employees are also subject to certain restrictions on the amount that may be invested to purchase the shares and to other terms and conditions of the 2008 ESPP. The 2008 ESPP is administered by a committee designated by the board of directors. As of December 31, 2016, no shares have been subscribed by qualified employees under the 2008 ESPP.

2009 Equity Incentive Plan

At the June 2009 annual general meeting of shareholders, the shareholders of our Company approved the GigaMedia Limited 2009 Equity Incentive Plan (the “2009 Plan”) under which up to 300 thousand common shares of our Company have been reserved for issuance. The 2009 Plan is administered by a committee designated by the board of directors. The committee as plan administrator has complete discretion to determine the grant of awards under the 2009 Plan. The maximum contractual term for the options under the 2009 Plan is 10 years.

2009 Employee Share Purchase Plan

At the June 2009 annual general meeting of shareholders, the shareholders of our Company approved the GigaMedia Limited 2009 Employee Share Purchase Plan (the “2009 ESPP”) under which up to 40 thousand common shares of our Company have been reserved for issuance. To be eligible, employees must be regularly employed by us or our designated subsidiaries. Employees are also subject to certain restrictions on the amount that may be invested to purchase the shares and to other terms and conditions of the 2009 ESPP. The 2009 ESPP is administered by a committee designated by the board of directors. As of December 31, 2016, no shares were issued to employees under the 2009 ESPP.

2010 Equity Incentive Plan

At the June 2010 annual general meeting of shareholders, the shareholders of our Company approved the GigaMedia Limited 2010 Equity Incentive Plan (the “2010 Plan”) under which up to 200 thousand common shares of our Company have been reserved for issuance. The 2010 Plan is administered by a committee designated by the board of directors. The committee as plan administrator has complete discretion to determine the grant of awards under the 2010 Plan. The maximum contractual term for the options under the 2010 Plan is 10 years.

2010 Employee Share Purchase Plan

At the June 2010 annual general meeting of shareholders, the shareholders of our Company approved the GigaMedia Limited 2010 Employee Share Purchase Plan (the “2010 ESPP”) under which up to 40 thousand common shares of our Company have been reserved for issuance. To be eligible, employees must be regularly employed by us or our designated subsidiaries. Employees are also subject to certain restrictions on the amount that may be invested to purchase the shares and to other terms and conditions of the 2010 ESPP. The 2010 ESPP is administered by a committee designated by the board of directors. As of December 31, 2016, no shares were issued to employees under the 2010 ESPP.

Summarized below are the general terms of our stock-based compensation plans, for which awards have been granted as of December 31, 2016.

Stock-Based compensation plan	Granted awards		Vesting schedule	Options’ exercise price	RSUs’ grant date fair value
2004 plan	1,575,037	(1)	immediately upon granting to four years	$3.95~$12.75	—
2006 Plan	256,716	(2)	immediately upon granting to four years	$3.85~$83	$14.55~$80.05
2007 Plan	671,057	(3)	immediately upon granting to four years	$4.9885~$90.85	$12.35~$76.75
2008 Plan	200,000		immediately upon granting to six years	$12.35~$21.2	—
2009 Plan	500,000	(4)	immediately upon granting to four years	$4.775~$12.35	—
2010 Plan	440,000	(5)	three years	$4.0505~$5.7	—

(1)	The granted awards, net of forfeited or canceled shares, were within reserved shares of 1,400 thousand common shares.
(2)	The granted awards, net of forfeited or canceled shares, were within reserved shares of 200 thousand common shares.
(3)	The granted awards, net of forfeited or canceled shares, were within reserved shares of 400 thousand common shares.
(4)	The granted awards, net of forfeited or canceled shares, were within reserved shares of 300 thousand common shares.
(5)	The granted awards, net of forfeited or canceled shares, were within reserved shares of 200 thousand common shares.

Options and Restricted Stock Units (“RSUs”) generally vest over the schedule described above. Certain RSUs provide for accelerated vesting if there is a change in control. All options and RSUs are expected to be settled by issuing new shares.

(b) Options

In 2014, 2015 and 2016, approximately 907 thousand, nil and nil options were exercised, and cash received from the exercise of stock options was approximately $3.6 million, $0 and $0, respectively, which resulted in no significant tax benefit realized on a consolidated basis.

Our Company uses the Black-Scholes option-pricing model to estimate the fair value of stock options granted to employees on the grant date. No options were granted to employees during 2016. The following table summarizes the assumptions used in the model for options granted during 2015:

2015
Option term (years)	5.75
Volatility	49.239%
Weighted-average volatility	49%
Risk-free interest rate	1.506%
Dividend yield	0%
Weighted-average fair value of option granted	$1.80

Option term. The expected term of the options granted represents the period of time that they are expected to be outstanding. Our Company estimates the expected term of options granted based on historical experience with grants and option exercises.

Expected volatility rate. An analysis of historical volatility was used to develop the estimate of expected volatility.

Risk-free interest rate. The risk-free interest rate is based on yields of U.S. Treasury bonds for the expected term of the options.

Expected dividend yield. The dividend yield is based on our Company’s current dividend yield.

Option transactions during the last three years are summarized as follows:

	2014		2015		2016
	Weighted Avg. Exercise Price	No. of Shares (in thousands)	Weighted Avg. Exercise Price	No. of Shares (in thousands)	Weighted Avg. Exercise Price	No. of Shares (in thousands)	Weighted- Average Remaining Contractual Term	Aggregate Intrinsic Value (in thousands)
Balance at January 1	$9.75	1,844	$20.30	626	$20.51	617
Options granted	6.15	66	3.85	12	—	—
Options exercised	3.95	(907)	—	—	—	—
Options Forfeited / canceled / expired	5.65	(377)	5.31	(21)	3.85	(4)
Balance at December 31	$20.30	626	$20.51	617	$20.63	613	$4.18	—
Exercisable at December 31	$23.35	519	$21.28	586	$20.57	606	$3.95	—
Vested and expected to vest at December 31	$20.30	626	$20.51	617	$20.63	613	$3.15	—

The aggregate intrinsic value in the table above represents the total pre-tax intrinsic value (the difference between GigaMedia’s closing stock price on the last trading day of 2016 and the fair value of the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders had they exercised their options on December 31, 2016. This amount changes based on the fair market value of GigaMedia’s stock. The total intrinsic value of options exercised for the years ended December 31, 2014, 2015, and 2016 were $1.9 million, $0, and $0, respectively.

As of December 31, 2016, there was approximately $2 thousand of unrecognized compensation cost related to nonvested options. That cost is expected to be recognized over a period of 0.25 years.

The following table sets forth information about stock options outstanding at December 31, 2016:

Options outstanding			Option currently exercisable
Exercise price	No. of Shares (in thousands)	Weighted average remaining contractual life	Exercise price	No. of Shares (in thousands)
Under $5	112	6.04 years	Under $5	108
$5~$50	378	3.11 years	$5~$50	375
$50~$100	123	0.64 years	$50~$100	123
	613			606

(c) RSUs

The fair value of RSUs is determined and fixed on the grant date based on our stock price. No RSUs were granted during the years ended December 31, 2014, 2015 and 2016.

As of December 31 2015 and 2016, there was no unrecognized compensation cost related to nonvested RSUs. Our Company received no cash from employees as a result of employee stock award vesting and the forfeiture of RSUs during 2014, 2015 and 2016.

NOTE 23. INCOME TAXES

Income (loss) before income taxes by geographic location is as follows:

(in US$ thousands )	2014	2015	2016
Taiwan operations	$(13,158)	$(13,177)	$(1,119)
Non-Taiwan operations	8,095	10,475	(6,096)
	$(5,063)	$(2,702)	$(7,215)

The components of income tax benefit (expense) by taxing jurisdiction are as follows:

( in US$ thousands )	2014	2015	2016
Taiwan:
Current	$74	$198	$1,108
Deferred	—	—	—
	$74	$198	$1,108
Non-Taiwan:
Current	$(1)	$—	$—
Deferred	—	216	41
	$(1)	$216	$41
Total current income tax benefit	$73	$198	$1,108
Total deferred income tax benefit	$—	$216	$41
Total income tax benefit	$73	$414	$1,149

Our ultimate parent company is based in Singapore.

A reconciliation of our effective tax rate related to the statutory tax rate in Taiwan, where our major operations are based, is as follows:

	2014	2015	2016
Taiwan statutory rate, including taxes on income and retained earnings	23.85%	23.85%	23.85%
Foreign tax differential	42.23%	183.28%	(12.37)%
Tax-exempt income	0.00%	2.71%	3.28%
Non-deductible items - bad debts	(5.16)%	(57.91)%	(3.08)%
Other non-deductible expenses	0.00%	(17.47)%	(1.65)%
Changes in unrecognized tax benefits	(3.15)%	6.84%	1.10%
Adjustment for prior year payable	1.81%	0.00%	0.04%
Change in valuation allowance	(52.97)%	(130.14)%	6.87%
Other	(5.16)%	4.17%	(2.12)%
Effective rate	1.45%	15.33%	15.92%

.

The significant components of our deferred tax assets consist of the following:

(in US$ thousands)	December 31
	2015	2016
Net operating loss carryforwards	$8,475	$9,730
Prepaid licensing and royalty fees	1,035	952
Investments	814	501
Intangible assets and goodwill	282	226
Share-based compensation	271	276
Other	148	167
	11,025	11,852
Less: valuation allowance	(11,025)	(11,852)
Deferred tax assets - net	$—	$—

The significant components of our deferred tax liabilities consist of the following:

(in US$ thousands)	December 31
	2015	2016
Investment in subsidiaries, principally due to undistributed income	$1,712	$1,671

A reconciliation of the beginning and ending amounts of our valuation allowance on deferred tax assets for the years ended December 31, 2014, 2015 and 2016 are as follows:

(in US$ thousands)	2014	2015	2016
Balance at beginning of year	$4,754	$7,147	$11,025
Subsequent reversal and utilization of valuation allowance	—	—	(753)
Additions to valuation allowance	2,682	4,185	1,739
Divestitures	—	—	(312)
Exchange differences	(289)	(307)	153
Balance at end of year	$7,147	$11,025	$11,852

Under ROC Income Tax Acts, the tax loss carryforward in the preceding ten years would be deducted from income tax for Taiwan operations. The statutory losses from Taiwan operations would be deducted from undistributed earnings when calculating the tax on the undistributed earnings and were not subject to expiration.

As of December 31, 2016, we had net operating loss carryforwards available to offset future taxable income, shown below by major jurisdictions:

Jurisdiction	Amount	Expiring year
Hong Kong	$14,930	indefinite
Taiwan	24,843	2020~2026
	$39,773

As of December 31, 2016, we had accumulated statutory losses from Taiwan operations available to offset future undistributed earnings:

Jurisdiction	Amount	Expiring year
Taiwan	$44,431	indefinite

Unrecognized Tax Benefits

A reconciliation of the beginning and ending amount of unrecognized tax benefits (excluding the effects of accrued interest) for the years 2014, 2015 and 2016 are as follows:

(in US$ thousands)	2014	2015	2016
Balance at beginning of year	$8,798	$8,287	$1,203
Increase related to prior year tax positions	—	—	1,025
Decrease related to prior year tax positions	—	(185)	—
Settlement	—	(6,830)	—
Expiration of statute of limitations	—	—	(1,225)
Exchange differences	(511)	(69)	21
Balance at end of year	$8,287	$1,203	$1,024

As of December 31, 2014, 2015 and 2016, there were $8.3 million, $1.2 million and $0 of unrecognized tax benefits that if recognized would affect the effective tax rate. As of December 31, 2014, 2015 and 2016, $6.4 million, $0 million and $1.0 million of the total unrecognized tax benefit were presented as a reduction of a deferred tax asset that, if recognized, would be offset by a valuation allowance.

There were no interest and penalties related to income tax liabilities recognized for the years ended December 31, 2014, 2015 and 2016.

Our major tax paying components are all located in Taiwan. As of December 31, 2016, the income tax filings in Taiwan have been examined for the years through 2013, but we have filed appeals for the 2009, 2011, 2012 and 2013 tax filings.

In 2014 and 2015, our unrecognized tax benefits were related to amortization of goodwill and intangible assets resulting from the acquisition of FunTown in 2006. The income tax authority has made decisions on the amortization for our tax filings through 2014. We had filed appeals against the unfavorable parts of the decision regarding these amortization adjustments, but all were rejected by the tax authority. As court decisions in precedent cases were mostly unfavorable, we decided not to bring the case to the court and considered the tax position settled. In 2016, our unrecognized tax benefits were related to intercompany charges in 2014 and 2015. The income tax authority has made decisions on the intercompany charges for our tax filings through 2014. We had filed appeals against the unfavorable parts of the decision regarding these intercompany charge adjustments, pending the tax authority’s re-examination.

The amount of unrecognized tax benefits may increase or decrease in the future for various reasons such as current year tax positions, expiration of statutes of limitations, litigation, legislative activity, or other changes in facts regarding realizability. Taiwanese entities are customarily examined by the tax authorities and it is reasonably possible that a future examination may result in positive or negative adjustment to our unrecognized tax benefit within the next 12 months. As for the intercompany charges tax matters, we cannot estimate a range of reasonably possible changes in these uncertain tax positions at this time.

NOTE 24. RELATED-PARTY TRANSACTIONS

During 2014 and 2015, we have outsourced certain development of software to Double2 Network Technology Co., Ltd., an equity-method investee. The operating costs amounted to $113 thousand and $108 thousand for the years ended December 31, 2014 and 2015, respectively.

NOTE 25. COMMITMENTS AND CONTINGENCIES

Commitments

(a) Operating Leases

We rent certain properties which are used as office premises under lease agreements that expire at various dates through 2021. The following table sets forth our future aggregate minimum lease payments required under these operating leases, as of December 31, 2016:

(in US$ thousands)	Amount
2017	$549
2018	497
2019	496
2020	496
2021	83
$2,121

Rental expense for operating leases amounted to $1.0 million, $909 thousand and $821 thousand for the years ended December 31, 2014, 2015 and 2016, respectively.

(b) License Agreements

We have contractual obligations under various license agreements to pay the licensors license fees and minimum guarantees against future royalties. The following table summarizes the committed license fees and minimum guarantees against future royalties set forth in our significant license agreements as of December 31, 2016.

(in US$ thousands)	License fees	Minimum guarantees against future royalties	Total
Minimum required payments:
In 2017	$—	$60	$60
After 2017	—	—	—
	$—	$60	$60

The minimum guarantees against future royalties and license fees are generally not required to be paid until the licensed games are commercially released or until certain milestones are achieved, as stipulated in the individual license agreements.

Contingencies

We are subject to legal proceedings and claims that arise in the normal course of business. Currently there are no outstanding claims or litigation against us.

NOTE 26. SEGMENT, PRODUCT, GEOGRAPHIC AND OTHER INFORMATION

In 2014 and 2015, we had two operating segments: an Asian online game and service business segment, and a cloud service business segment. The Asian online game and service business segment mainly derives its revenues from recognizing the usage of game playing time or in-game items by the end-users. The cloud service business segment mainly derived its revenues from providing cloud products and services to medium-to-larger enterprises as well as public sectors. After reviewing the business plan, we combined in 2016 our cloud and game business to optimize the allocation of resources.

Financial information for each operating segment was as follows for the years ended December 31, 2014, 2015, and 2016:

(in US$ thousands)	Asian online game and service	Cloud service business	Total
2014:
Net revenue from external customers	$8,199	$1,580	$9,779
Loss from operations	$(8,639)	$(1,510)	$(10,149)
Share-based compensation	$93	$7	$100
Impairment loss on property, plant and equipment	$—	$28	$28
Impairment loss on intangible assets	$—	$115	$115
Impairment loss on prepaid licensing and royalty fees	$1,259	$—	$1,259
Interest income	$31	$—	$31
Interest expense	$243	$—	$243
Gain on sales of marketable securities - net	$8,792	$—	$8,792
Foreign exchange gain (loss)	$(306)	$—	$(306)
Gain (loss) on equity method investments - net	$(531)	$—	$(531)
Depreciation	$239	$28	$267
Amortization, including intangible assets	$1,124	$71	$1,195
Income tax expense (benefits)	$(92)	$—	$(92)

(in US$ thousands)	Asian online game and service	Cloud service business	Total
2015:
Net revenue from external customers	$8,545	$1,706	$10,251
Loss from operations	$(12,735)	$(1,240)	$(13,975)
Share-based compensation	$6	$(23)	$(17)
Impairment loss on property, plant and equipment	$—	$60	$60
Impairment loss on intangible assets	$—	$5	$5
Impairment loss on prepaid licensing and royalty fees	$4,187	$—	$4,187
Interest income	$12	$—	$12
Interest expense	$128	$1	$129
Gain on sales of marketable securities - net	$19,939	$—	$19,939
Foreign exchange gain (loss)	$(145)	$—	$(145)
Gain (loss) on equity method investments - net	$(600)	$—	$(600)
Impairment loss on marketable securities and investments	$1,290	$—	$1,290
Depreciation	$233	$40	$273
Amortization, including intangible assets	$212	$32	$244
Income tax expense (benefits)	$(14)	$—	$(14)

(in US$ thousands)	Asian online game and service
2016:
Net revenue from external customers	$8,971
Loss from operations	$(3,924)
Share-based compensation	$3
Impairment loss on property, plant and equipment	$288
Impairment loss on intangible assets	$53
Impairment loss on prepaid licensing and royalty fees	$1,386
Interest income	$2
Interest expense	$0
Gain on sales of marketable securities - net	$0
Foreign exchange gain (loss)	$(174)
Gain (loss) on equity method investments - net	$(1,731)
Impairment loss on marketable securities and investments	$0
Depreciation	$142
Amortization, including intangible assets	$93
Income tax expense (benefits)	$0

The reconciliations of segment information to GigaMedia’s consolidated totals are as follows:

(in US$ thousands)	2014	2015	2016
Loss from operations:
Total segments	$(10,149)	$(13,975)	$(3,924)
Adjustment*	(3,324)	(6,020)	(3,206)
Total GigaMedia consolidated	$(13,473)	$(19,995)	$(7,130)
Share-based compensation
Total segments	$100	$(17)	$3
Adjustment*	(79)	82	6
Total GigaMedia consolidated	$21	$65	$9
Impairment loss on property, plant and equipment:
Total segments	$28	$60	$288
Adjustment*	—	—	183
Total GigaMedia consolidated	$28	$60	$471
Impairment loss on intangible assets:
Total segments	$115	$5	$53
Adjustment*	—	—	4
Total GigaMedia consolidated	$115	$5	$57
Impairment loss on prepaid licensing and royalty fees:
Total segments	$1,259	$4,187	$1,386
Adjustment*	—	—	—
Total GigaMedia consolidated	$1,259	$4,187	$1,386
Interest income:
Total segments	$31	$12	$2
Adjustment*	651	321	300
Total GigaMedia consolidated	$682	$333	$302
Interest expense:
Total segments	$243	$129	$—
Adjustment*	—	53	81
Total GigaMedia consolidated	$243	$182	$81
Gain (loss) on sales of marketable securities - net:
Total segments	$8,792	$19,939	$—
Adjustments*	(171)	—	—
Total GigaMedia consolidated	$8,621	$19,939	$—
Foreign exchange gain (loss):
Total segments	$(306)	$(145)	$(174)
Adjustments*	(250)	(252)	(127)
Total GigaMedia consolidated	$(556)	$(397)	$(301)

(in US$ thousands)	2014	2015	2016
Gain (loss) on equity method investments - net:
Total segments	$(531)	$(600)	$(1,731)
Adjustment*	—	—	—
Total GigaMedia consolidated	$(531)	$(600)	$(1,731)
Impairment loss on marketable securities and investments:
Total segments	$—	$1,290	$—
Adjustment*	—	—	—
Total GigaMedia consolidated	$—	$1,290	$—
Depreciation:
Total segments	$267	$273	$142
Adjustments*	39	21	20
Total GigaMedia consolidated	$306	$294	$162
Amortization:
Total segments	$1,195	$244	$93
Adjustments*	16	1	18
Total GigaMedia consolidated	$1,211	$245	$111
Income tax expense (benefit):
Total segments	$(92)	$(14)	$—
Adjustments*	19	(400)	(1,149)
Total GigaMedia consolidated	$(73)	$(414)	$(1,149)

*

Adjustment items include corporate and certain back-office costs and expenses not attributable to any specific segment. As of December 31, 2014, 2015 and 2016, the compensation related was approximately $1.7 million $1.3 million and $1.6 million, respectively; professional fees was approximately $174 thousand $587 thousand and $612 thousand, respectively. The termination charge of proposed acquisition of $2.0 million in 2015 is also included in the adjustments.

Major Product Lines

Revenues from the Company’s major product lines are summarized as follow:

(in US$ thousands)	2014	2015	2016
MahJong and casino casual games	$4,301	$3,113	$2,459
PC massively multiplayer online games	1,908	1,670	1,560
Mobile role playing games	1,914	2,807	4,674
Other games and game related revenues	76	955	278
Cloud computing services	1,580	1,706	—
	$9,779	$10,251	$8,971

Major Customers

No single customer represented 10 percent or more of GigaMedia’s consolidated total net revenues in any period presented.

Geographic Information

Revenues by geographic area are attributed by country of the server location. Revenue from by geographic region is as follows:

(in US$ thousands)
Geographic region / country	2014	2015	2016
Taiwan	$7,413	$6,889	$2,664
Hong Kong	2,366	3,362	6,307
	$9,779	$10,251	$8,971

Net tangible long-lived assets by geographic region are as follows:

(in US$ thousands)	December 31,
Geographic region / country	2014	2015	2016
Taiwan	$1,641	$1,320	$7
Hong Kong	22	71	0
	$1,663	$1,391	$7